Q1	/	2016	/	FIRST QUARTER
MARINE HARVEST GROUP

•
Strong Operational EBIT of EUR 112 million
•
Record-high prices in Europe and Asia
•
Earnings in Americas impacted by the algal bloom incident in Chile
•
Initiating restructuring of Marine Harvest Chile
•
Quarterly dividend of NOK 1.70 per share

© Marine Harvest Group	1

Q1|2016

HIGHLIGHTS - FIRST QUARTER 2016

•	Strong Operational EBIT of EUR 112 million.

•	Record-high prices in Europe and Asia on high demand and reduced supply.

•	Strong prices for Marine Harvest Canada, and improving prices for Marine Harvest Chile.

•	Harvest volume somewhat above guidance for the first quarter.

•	Increased production cost for Marine Harvest Norway and Marine Harvest Chile, and reduced production costs for Marine Harvest Canada and Marine Harvest Scotland.

•	Marine Harvest Chile is impacted by exceptional items due to the algal bloom incident.

•	Initiating restructuring process for Marine Harvest Chile.

•
Operational EBIT for Consumer Products negatively impacted by losses at the Rosyth plant in Scotland of EUR 7.7 million and the rise in raw material prices. Positive development in our Chilled operations.

•	Net cash flow per share of EUR 0.21 and underlying earnings per share (EPS) of EUR 0.18.

•	Return on capital employed (ROCE) 18.1%.

•	Net interest-bearing debt (NIBD) of EUR 960 million.

•	A quarterly dividend of NOK 1.70 per share will be paid out to the shareholders as a repayment of paid in capital.

Main figures 1)	Q1 2016	Q1 2015	2015
EUR million
Operational revenue	809.5	735.3	3 121.1

Operational EBITDA 2)	147.7	129.7	486.6
Operational EBIT 2)	111.9	95.3	346.8

EBIT	192.7	29.0	345.3
Net financial items	-28.4	23.8	-95.2
Profit or loss for the period	128.0	39.7	158.3

Cash flow from operations	150.1	61.6	233.3

Total assets	4 253.5	4 136.6	4 196.1
NIBD	960.1	866.5	999.7

EPS (EUR)	0.28	0.06	0.36
Underlying EPS (EUR) 3)	0.18	0.14	0.52
Net cash flow per share (EUR) 4)	0.21	-0.04	0.01
Dividend declared and paid per share	0.15	0.14	0.58
ROCE 5)	18.1%	14.2%	13.1%
Equity ratio	45.9%	51.1%	45.2%

Harvest volume salmon gutted weight tonnes (GWT)	96 613	99 476	420 148

Operational EBIT per kg (EUR) - Total 6)	1.16	0.96	0.83

Norway	1.87	1.52	1.37
Scotland	0.68	0.32	0.35
Canada	1.97	0.58	0.34
Chile	-1.55	-0.73	-0.82

1)
This interim report is unaudited. Presentation currency has been changed from NOK to EUR from January 1, 2016, with retrospective application for comparative figures, see Note 2 and Note 13. Q1 2015 figures are restated to include Marine Harvest Chile and Marine Harvest USA as continued operations, as shown in the Q2 2015 report.

2)
Excluding change in unrealized internal margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items.

3)	Underlying EPS: Operational EBIT adjusted for accrued interest payable, with estimated weighted tax rate - per share.

4)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

5)
ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

6)	Operational EBIT per kg including allocated margin from Feed and Sales and Marketing.

© Marine Harvest Group	2

Q1|2016

PROFIT - FINANCIAL RESULTS IN THE QUARTER
The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2015.)

(EUR million)	Q1 2016	Q1 2015
Operational EBIT	111.9	95.3
Change in unrealized internal margin	3.0	1.2
Change in unrealized salmon derivatives	-3.8	-5.5
Net fair value adjustment on biomass	88.0	-73.2
Onerous contract provisions	-14.1	9.6
Restructuring costs	-2.5	0.1
Income from associated companies	10.3	1.4
Impairment losses of fixed assets/intangibles	-0.1	0.1
EBIT	192.7	29.0
Operational EBIT amounted to EUR 111.9 million in the quarter (EUR 95.3 million). The contribution from Feed was EUR 1.6 million (EUR 2.1 million), and Farming contributed with EUR 90.4 million (EUR 75.2 million). Markets contributed with EUR 18.6 million (EUR 18.3 million) and Consumer Products contributed with EUR -0.6 million (EUR -0.2 million).

Operational EBIT of EUR 111.9 million in the quarter was negatively impacted by losses of EUR 7.7 million in our processing plant in Rosyth and EUR 8.4 million related to the algal bloom incident in Chile.

Earnings before financial items and taxes (EBIT) was EUR 192.7 million (EUR 29.0 million), after a net increase in fair value on biological assets of EUR 88.0 million, mainly due to higher prices.

Financial items

(EUR million)	Q1 2016	Q1 2015
Interest expenses	-11.9	-16.6
Net currency effects	-1.0	49.7
Other financial items	-15.5	-9.3
Net financial items	-28.4	23.8
Other financial items include an increase in fair value of conversion liability component of the convertible bond of EUR 33.3 million which is partly offset by a change in fair value of other financial instruments of EUR 18.0 million.

© Marine Harvest Group	3

Q1|2016

Cash flow and NIBD

(EUR million)	Q1 2016	Q1 2015
NIBD beginning of period	-999.7	-1 032.6
Operational EBITDA	147.7	129.7
Change in working capital	34.5	-45.6
Taxes paid	-26.0	-15.2
Other adjustments	-6.2	-7.3
Cash flow from operations	150.1	61.6
Net Capex	-41.0	-58.5
Other investments	-0.8	1.0
Cash flow to investments	-41.8	-57.5
Net interest and financial items paid	-4.7	-14.0
Other items	-12.4	-10.3
Convertible bond converted	0.0	275.7
Dividend / return of paid in capital	-67.0	-56.5
Translation effect on interest-bearing debt	15.4	-32.8
NIBD end of period	-960.1	-866.5

Cash flow from operations amounted to EUR 150.1 million (EUR 61.6 million). Net working capital was reduced in the first quarter due to seasonality and biomass loss in Marine Harvest Chile as a result of the algal bloom incident.

Net Capex was EUR -41.0 million (EUR -58.5 million).

Currency effect on interest-bearing debt of EUR 15.4 million (EUR -32.8 million) during the quarter is mainly due to the strengthening of the EUR against USD.

Quarterly dividend of EUR -67.0 million (EUR -56.5 million), as announced in the report for the fourth quarter of 2015, was distributed as repayment of paid in capital.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q1	18.1%
		YTD	18.1%
Solidity	NIBD target:	March 31, 2016
	EUR 1 050 million	EUR 960 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.7

© Marine Harvest Group	4

Q1|2016

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	Feed		Farming		Sales and Marketing				Other		Group 1)
					Markets		Consumer Products
EUR million	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
External revenue	2.0	0.1	23.3	10.7	463.8	462.9	318.6	259.9	1.8	1.6	809.5	735.3
Internal revenue	62.5	44.9	486.4	442.5	146.3	80.2	8.7	11.0	5.4	10.1	0.0	0.0
Operational revenue	64.5	45.0	509.7	453.3	610.0	543.2	327.3	270.9	7.2	11.6	809.5	735.3
Operational EBIT	1.6	2.1	90.4	75.2	18.6	18.3	-0.6	-0.2	1.9	-0.1	111.9	95.3
Change in unrealized margin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.0	1.2
Change in unrealized salmon derivatives	0.0	0.0	-3.5	2.3	0.0	0.0	3.5	-2.3	-3.8	-5.5	-3.8	-5.5
Net fair value adjustment on biomass, onerous contract provisions	-0.3	0.0	75.7	-63.3	0.0	0.0	0.0	0.0	-1.5	-0.3	73.9	-63.6
Restructuring costs	0.0	0.0	-2.5	0.1	0.0	0.0	0.0	0.0	0.0	0.0	-2.5	0.1
Income from associated companies	0.0	0.0	10.3	1.4	0.0	0.0	0.0	0.0	0.0	0.0	10.3	1.4
Impairment losses of fixed assets	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	0.1	0.0	0.0	-0.1	0.1
EBIT	1.3	2.1	170.4	15.7	18.6	18.3	2.8	-2.4	-3.3	-6.0	192.7	29.0
Operational EBIT %	2.5%	4.8%	17.7%	16.6%	3.0%	3.4%	-0.2%	-0.1%	na	na	13.8%	13.0%
1) Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to our Feed and Sales and Marketing operations is allocated back to country of origin. The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of EUR 1.9 million in the quarter (EUR -0.1 million). The currency effects of foreign currency purchases towards EUR are recognized as income/cost of EUR 5.3 million in Marine Harvest ASA and Marine Harvest Markets Norway respectively (in the first quarter of 2015, currency effects of foreign currency sales towards NOK amounted to EUR 6.6 million).

	SOURCES OF ORIGIN						Other	Group
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes

OPERATIONAL EBIT
Farming	85.1	11.5	19.6	-27.1	-2.6	3.8		90.4

Sales and Marketing
Markets	8.5	3.7	3.1	3.2	0.0	0.1	0.0	18.6
Consumer Products	5.7	-6.7	0.0	0.0	0.0	0.0	0.3	-0.6
Subtotal	99.3	8.5	22.8	-23.9	-2.6	3.9	0.3	108.3

Feed	1.6							1.6
Other entities 1)							1.9	1.9

Total	100.9	8.5	22.8	-23.9	-2.6	3.9	2.3	111.9

Harvest volume (GWT, salmon)	53 984	12 620	11 551	15 384	1 410	1 664		96 613

Operational EBIT per kg (EUR) 2)	1.87	0.68	1.97	-1.55	-1.84	2.34		1.16
- of which Feed	0.03	0.00	0.00	0.00	0.00	0.00		0.02
- of which Markets	0.16	0.29	0.27	0.21	0.03	0.05		0.19
- of which Consumer Products	0.11	-0.53	0.00	0.00	0.00	0.00		-0.01

ANALYTICAL DATA
Price achievement/reference price (%) 3)	92%	85%	101%	95%	na	105%		93%
Contract share (%)	55%	59%	0%	9%	84%	0%		41%
Quality - superior share (%)	93%	92%	88%	87%	87%	86%		91%
Exceptional items incl in Operational EBIT	-18.1	0.2	0.0	-9.5	-1.8	-0.2		-29.5
Exceptional items per kg (EUR)	-0.34	0.01	0.00	-0.62	-1.25	-0.15		-0.31

GUIDANCE
Q2 2016 harvest volume (GWT)	56 000	12 000	12 000	7 000	1 000	2 000		90 000
2016 harvest volume (GWT)	262 000	54 000	44 000	36 000	8 000	10 000		414 000
Q2 2016 contract share (%)	49%	63%	0%	22%	0%	0%		41%

1)	Sterling White Halibut, Corporate and Holding companies

2)	Including Sterling White Halibut, Corporate and Holding companies

3)	Sales and Marketing Price achievement

© Marine Harvest Group	5

Q1|2016

MARKET OVERVIEW
Industry
Demand continued to be good in the period and prices increased in all markets. Supply growth was negative in Europe, hence prices developed particularly strong in Europe and Asia. In Americas, prices increased during the quarter due to the algal bloom incident and improved demand. The algal bloom in Chile is expected to influence the global supply and demand balance going forward.

Global harvest of Atlantic salmon amounted to 481 000 tons in the first quarter which was approximately flat compared to the same quarter in 2015. This was slightly higher than expectations driven by more volumes than expected from Norway and Chile.

Supply	Q1 2016	Change vs	12 month	Q4 2015
	Tons GW	Q1 2015	change	Tons GW
Norway	243 700	-6.1%	-0.7%	309 900
Scotland	31 000	9.2%	2.6%	40 800
Faroe Islands	15 900	26.2%	2.1%	22 500
Ireland	2 300	35.3%	29.8%	4 100
Total Europe	292 900	-3.1%	0.1%	377 300
Chile	140 300	5.1%	2.3%	151 700
North America	32 900	11.9%	25.8%	36 800
Total Americas	173 200	6.3%	6.5%	188 500
Australia	10 800	0.9%	13.6%	11 000
Other	4 100	-2.4%	-3.2%	4 100
Total	481 000	0.2%	2.3%	580 900

Volumes from Norway decreased by 6% in the quarter compared to the first quarter of 2015. The decline was slightly less than expected as some farmers harvested early as a result of favorable prices and biological pressure. The average harvest weight has been lower than normal in the period and more individuals than expected have been harvested.

Scottish volumes increased by 9% compared to the same period last year as the industry recovered volume wise from biological challenges seen in the first quarter of 2015. Volumes increased by as much as 26% from the Faroe Islands in the quarter compared to the same quarter in 2015. The growth is mainly driven by Marine Harvest Faroes as we did not have any fish to harvest in the first quarter of 2015.

Volumes from Chile increased by 5% compared to the first quarter of 2015. This was slightly higher than expected and mainly driven by challenging biological conditions in general and forced harvesting seen from some farmers in the beginning of the quarter. However, in March the supply was reduced by 14% as the industry was dealing with the algal bloom incident.

In North America the strong supply growth of 12% was in line with expectations as volumes from Canada continued to grow at good harvest weights.

Reference prices	Q1 2016	Change vs	Q1 2016	Change vs
	Market	Q1 2015	NOK	Q1 2015
Norway 1)	EUR 6.15	31.9%	58.58	43.9%
Chile 2)	USD 4.30	6.7%	37.04	18.5%
Chile, GWE 3)	USD 4.36	9.8%	37.58	22.0%
North America 4)	USD 2.92	17.3%	25.21	30.4%
North America GWE 3)	USD 5.82	19.5%	50.17	32.8%

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

In the market currency, EUR, prices in Europe increased by 32% compared to the first quarter of 2015. Salmon prices increased by 7% in Miami and 17% in Seattle in USD terms. The price increases were even higher in NOK terms as the NOK weakened versus both EUR and USD in the period.

© Marine Harvest Group	6

Q1|2016

Market	Q1 2016	Change vs	12 month
distribution	Tons GW	Q1 2015	change
EU	221 300	-0.2%	3.7%
Russia	20 500	11.4%	-17.0%
Other Europe	17 300	-14.4%	-6.1%
Total Europe	259 100	-0.5%	0.8%
US	101 300	12.7%	13.4%
Brazil	27 600	0.0%	4.3%
Other Americas	25 700	7.5%	3.2%
Total Americas	154 600	9.3%	9.8%
China/Hong Kong	17 600	-3.8%	-4.3%
Japan	14 400	28.6%	2.5%
South Korea / Taiwan	10 800	-12.2%	4.2%
Other Asia	19 600	10.1%	2.3%
Total Asia	62 400	4.7%	0.5%
All other markets	24 100	18.7%	3.4%
Total	500 200	3.9%	3.3%

Global consumption grew 4% in the first quarter compared with the same period in 2015.

In the EU consumption declined by 0.2% in the quarter. The EU market demonstrated good underlying demand growth across several countries, including in Germany and in Southern Europe. France is still a challenging market, but we see slight improvements. In Russia consumption increased by 11% compared to the first quarter of 2015, as the full effect of the trade sanctions were seen in first quarter of 2015. The Russian salmon market has now stabilised and Chile and Faroe Islands are the two major sourcing areas to Russia.

The good consumption growth seen in the US market continues and volumes increased by 13% in the quarter compared with the same quarter in 2015. Prices in the US increased during the quarter, particular in March due to the algal bloom in Chile. The algal bloom will impact the supply fundamentals and the price outlook amongst market participants. Smolt stockings in Chile continue to significantly contract, and have dropped by as much as 23% over the last six months. Release of approximately 19 000 tonnes of frozen inventory, primarily from Chile, into the global market has contributed to higher consumption than supply in the quarter. In Brazil consumption was flat in the quarter compared to the same quarter last year. This was mainly driven by lack of available volumes in March and Chilean exporters selling salmon into the US market where prices developed stronger.

Consumption in the Asian market increased by only 5% in the quarter compared to the same period last year due to shortage of large sized salmon and the prolonged trading barriers in the important Chinese market. In Japan a lack of Coho and trout in the quarter partly explained the high demand for Atlantic salmon.

Source: Kontali and Marine Harvest

© Marine Harvest Group	7

Q1|2016

Marine Harvest
Geographic market presence
Total salmon revenues in the first quarter were distributed as indicated in the graph below. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total revenues (71%). Strong demand in Germany and Southern Europe drives consumption in Europe for the time being. As a result of the ban on import of salmon from most European production countries, our sales to Russia originate from the Faroe Islands.
Sales by product
The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the first quarter:
Fresh whole salmon, represented 40% of total sales revenues (44%), while fresh smoked salmon and fresh and frozen elaborated salmon combined accounted for 48% (45%). The share for smoked and elaborated products decreased somewhat from the fourth quarter of 2015, as the fourth quarter is the traditional peak demand period for our smoked and elaborated products. However, the share for smoked and elaborated products increased compared to the first quarter of 2015, with positive effects from improved operational efficiency in our processing plants and promotions for the Easter holiday.

Branding and product development efforts
We are pleased to announce that the newspaper Lebensmittel Zeitung has awarded Top Brand 2016, in the category smoked/marinated fish, to our Chilled brand Laschinger. We are also glad to see that several Marine Harvest Benelux and France products were in the finals of the 2016 Seafood Expo’s Seafood Excellence Global Award. The special price for convenience was awarded to the product Mini Gourmandises, and the special award for retail packaging was given to our double protection three-web packaging, demonstrated by the product ASC Salmon Traiteur.

In the first quarter we continued our effort to further develop existing brands, including Rebel Fish and Mowi. Our premium brand, Mowi had a positive development in the Asian market compared to the first quarter of 2015, with volume growth of 37%.

Price achievement
Supply contraction contributed to higher prices in North America in the first quarter. Prices in the European market were also significantly higher than in the first quarter of 2015 due to lower volumes available for harvest. Sales in the first quarter of 2015 were partly affected by the market disruptions caused by the Russian ban on salmon of Norwegian and Scottish origin starting in August 2014.

© Marine Harvest Group	8

Q1|2016

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The reference price was 26% higher in the first quarter of 2016 compared to the first quarter of 2015. The combined global price achieved was 7% below the reference price in the period. In the first quarter of 2015, the global price achieved was 4% above the reference price. Contribution from contracts relative to the reference price was positive in the first quarter of 2015, but negative in the first quarter of 2016.

Markets
Q1 2016	Norwegian	Scottish	Canadian	Chilean
Contract share	55%	59%	0%	9%
Quality - superior share	93%	92%	88%	87%
Price achievement	92%	85%	101%	95%
The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese, derived NASDAQ (NASDAQ + GBP 0.11) for Scottish salmon, and Urner Barry for Chilean and Canadian salmon). The premium for Scottish salmon compared to NASDAQ was below the normal level due to higher availability of Scottish salmon and reduced availability of Norwegian supply.
The ambition over time is to exceed the relevant reference price in all markets.

© Marine Harvest Group	9

Q1|2016

PROFIT - OPERATIONAL PERFORMANCE
Salmon of Norwegian origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	100.9	99.1

Harvest volume (GWT)	53 984	65 203

Operational EBIT per kg (EUR)	1.87	1.52
- of which Feed	0.03	0.03
- of which Markets	0.16	0.15
- of which Consumer Products	0.11	0.00

Exceptional items incl in op. EBIT	-18.1	-13.0
Exceptional items per kg (EUR)	-0.34	-0.20

Price achievement/reference price	92%	102%
Contract share	55%	33%
Superior share	93%	92%

Operational EBIT per kg
Operational EBIT amounted to EUR 100.9 million (EUR 99.1 million) in the first quarter, which was EUR 1.87 per kg (EUR 1.52). The profitability in the four Norwegian regions showed significant variation in the first quarter with EUR 0.54 per kg separating the best performing region (Region North) from the lowest performing region (Region South). This is due to high biological costs as a consequence of a lower performing generation of fish harvested in the quarter. Spot prices in the first quarter were higher than in the corresponding period in 2015. However, a higher contract share, and cost increase driven by lower average weight and higher feed and lice mitigation costs, partially offset the significant increase in the spot price. Exceptional items related to mortality and lice mitigation amounted to EUR 18.1 million in the first quarter (EUR 13.0 million).

Price and volume development
The reference price for Salmon of Norwegian origin increased by 32% compared to the first quarter of 2015 due to lower supply. The average reference price in the first quarter was EUR 6.15 per kg compared to EUR 4.67 per kg in the first quarter of 2015.

Marine Harvest had a contract share of 55% for salmon of Norwegian origin in the first quarter, compared to 33% in the first quarter of 2015. The overall price achieved was 8% below the reference price in the quarter (2% above) due to negative contract contribution in a market with an increasing spot price. The superior share was 93% (92%).

Harvested volume in the first quarter was 53 984 tonnes gutted weight (65 203 tonnes gutted weight). The volume available for harvest was lower than in the first quarter of 2015 due to advanced harvest in 2015 following lice issues, particularly in Region Mid.

© Marine Harvest Group	10

Q1|2016

Costs and operations
The biological cost of harvested fish increased by 22% compared to the first quarter of 2015. The cost of feed per kg harvested salmon was up by 12% compared to the corresponding quarter in 2015 as a result of increased feed conversion rate and somewhat increased price of feed. As in previous periods, sea lice mitigation costs have been high for the harvested generation. The health cost per kg salmon harvested in the first quarter of 2016 continued to increase compared to the corresponding quarter in 2015. The estimated exceptional cost related to sea lice mitigation and losses amounted to EUR 17.2 million (EUR 12.3 million) in the first quarter of 2016. Per kg harvested, exceptional sea lice mitigation costs amounted to EUR 0.32 (EUR 0.19) in the quarter.

Incident based mortality losses in the amount of EUR 2.6 million were recognized in the quarter, of which EUR 1.7 million is included in the cost of lice mitigation and losses above. Losses from incident based mortality in the first quarter of 2015 were EUR 1.6 million.

The primary challenge for the Norwegian farming operations continues to be sea lice, and substantial effort is put in to mitigate and solve the challenge.

The cost development is concerning, and we expect high costs also in the second quarter of 2016.

© Marine Harvest Group	11

Q1|2016

Salmon of Norwegian origin by region

Regions	South	West	Mid	North	Total
EUR million	Q1 2016	Q1 2016	Q1 2016	Q1 2016	Q1 2016

Operational EBIT	17.2	38.1	14.1	31.6	100.9

Harvest volume (GWT)	11 189	18 544	9 055	15 196	53 984

Operational EBIT per kg (EUR)	1.54	2.06	1.56	2.08	1.87

Superior share	94%	94%	93%	92%	93%

Regions	South	West	Mid	North	Total
EUR million	Q1 2015 restated	Q1 2015 restated	Q1 2015 restated	Q1 2015 restated	Q1 2015 restated

Operational EBIT	19.9	34.5	23.0	21.7	99.1

Harvest volume (GWT)	13 868	19 647	16 827	14 862	65 203

Operational EBIT per kg (EUR)	1.43	1.76	1.37	1.46	1.52

Superior share	93%	93%	88%	93%	92%

Region South

•	Operational EBIT was EUR 17.2 million in the first quarter (EUR 19.9 million), or EUR 1.54 per kg (EUR 1.43).

•
The cost per kg harvested fish was very high in the quarter due to a high number of poor performers, which caused a significant number of discarded fish during harvest and increased feed conversion rate. Mortality, lice mitigation and treatment costs increased biological costs in the first quarter of 2016 compared to the first quarter of 2015.

•	Volume harvested was 11 189 tonnes gutted weight (13 868 tonnes). The volume reduction contributed to increased non-seawater cost per kg (scale effects).

•	There was no incident based mortality in the first quarter of 2016.

•	Seawater production was lower than the comparable quarter in 2015, but positively affected by improved growth conditions.

•	Sea lice remains a concern. Non-medicinal lice treatment tools are expected to provide better control and increase survival during treatments.

Region West

•	Operational EBIT was EUR 38.1 million in the first quarter (EUR 34.5 million), or EUR 2.06 per kg (EUR 1.76).

•
Mortality, lice mitigation and treatment costs increased biological costs in the first quarter of 2016 compared to the first quarter of 2015. Corrective measures will be taken in order to reduce lice challenges and mortality losses relating to treatments, including increased use of non-medicinal lice treatment tools and lice prevention measures.

•	Volume harvested was 18 544 tonnes gutted weight (19 647 tonnes). The volume decrease contributed to increased non-seawater cost per kg (scale effects).

•	Seawater production was lower than the comparable quarter in 2015 due to mortality and reduced appetite.

•	Incident based mortality in the amount of EUR 1.7 million was recognized in the quarter due to lice treatment losses.

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Q1|2016

Region Mid

•	Operational EBIT was EUR 14.1 million in the first quarter (EUR 23.0 million), or EUR 1.56 per kg (EUR 1.37).

•	The cost per kg harvested fish was very high in the quarter due to high lice mitigation costs and high mortality.

•	Volume harvested was 9 055 tonnes gutted weight (16 827 tonnes). The volume reduction contributed to increased non-seawater cost per kg (scale effects).

•
Incident based mortality in the amount of EUR 0.9 million was recognized in the quarter due to tank breakdown at a freshwater site causing smolt losses. The incident is insured, but the final insurance compensation is yet to be determined.

•	Seawater production was positively affected by favorable temperatures.

•	Sea lice remains a significant challenge in this region, and we continue our effort to keep adult females at target levels. We plan to increase the use of non-medicinal lice treatment tools.

Region North

•
The best performing region in Marine Harvest Norway in the first quarter of 2016 measured in Operational EBIT per kg. Operational EBIT was EUR 31.6 million in the first quarter (EUR 21.7 million), or EUR 2.08 per kg (EUR 1.46).

•
Lice mitigation costs increased biological costs in the first quarter of 2016 compared to the first quarter of 2015. Sea lice levels are generally stable. Non-medicinal lice treatment tools combined with our new sea lice strategy have contributed to the good fish health situation in the region.

•	Volume harvested was 15 196 tonnes gutted weight (14 862 tonnes).

•	There was no incident based mortality in the first quarter of 2016.

•	Seawater production was good in the quarter due to favorable sea water temperatures and a good health situation.

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Salmon of Scottish origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	8.5	2.3

Harvest volume (GWT)	12 620	7 112

Operational EBIT per kg (EUR)	0.68	0.32
- of which Markets	0.29	0.21
- of which Consumer Products	-0.53	0.00

Exceptional items incl in op. EBIT	0.2	-0.4
Exceptional items per kg (EUR)	0.01	-0.05

Price achievement/reference price	85%	117%
Contract share	59%	68%
Superior share	92%	90%

Operational EBIT per kg
Operational EBIT amounted to EUR 8.5 million in the first quarter (EUR 2.3 million), which was EUR 0.68 per kg (EUR 0.32). Operational EBIT is negatively affected by allocated losses from the Rosyth processing operation in the amount of EUR 6.8 million.

Price and volume development
The reference price in local currency was up by approximately 38% in the first quarter of 2016 compared to the first quarter of 2015, due to reduced supply from European suppliers, lack of available domestic salmon and strong European demand.

Price achievement for salmon of Scottish origin relative to the reference price is impacted by negative margin on sales from the Rosyth processing plant. Adjusted for this, price achievement is 94%. Negative contract contribution in a market with increasing spot price has also impacted price achievement compared to the first quarter of 2015. In the first quarter of 2015, contract contribution was positive due to favorable contract prices and a high contract share. Although our price achievement compared to the reference price was lower in the first quarter of 2016, the absolute price achieved has increased compared to the first quarter of 2015 mainly due to an increased reference price.

The first quarter harvest volume was 12 620 tonnes gutted weight which is an increase from the corresponding quarter in 2015 (7 112 tonnes). Harvest volumes are now back to a more normal level, while harvest volumes in the first quarter of 2015 were negatively affected by health issues and related mortality losses.

Costs and operations
Even though biological costs were high in the first quarter of 2015 due to biological challenges and mortality, biological costs per kg

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harvested have increased further by 11% in the first quarter of 2016. This is mainly caused by increased feed costs in the first quarter of 2016 due to higher feed conversion rate and higher feed prices. Other seawater costs have also increased due to higher costs related to treatments.

Non-seawater costs per kg harvested decreased in the first quarter of 2016 compared to the first quarter of 2015 due to lower costs related to incident based mortality as well as positive scale effects from higher volumes. EUR 1.4 million in incident based mortality was recognized in the quarter (EUR 0.7 million), relating to lice treatments. However, net effect from incident based mortality recognized in the first quarter of 2016 was positive with EUR 0.2 million after effect from insurance on prior incidents (EUR -0.4 million in negative net effect in the first quarter of 2015).

Biological challenges continue to contribute to a high cost level for salmon of Scottish origin. A strong GBP towards the NOK in the last quarters has further reduced competitiveness for Scottish salmon. The recent weakening of GBP towards the NOK is expected to have positive effects. Also, the ongoing restructuring process aims to make Marine Harvest Farming Scotland more efficient and sustainable. Consultations with staff have been completed, with 80 lay-offs confirmed. However, it will take some time before the measures taken in Scotland will materialize in improved earnings.

We expect higher costs in the second quarter compared to the first quarter.

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Salmon of Canadian origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	22.8	6.1

Harvest volume (GWT)	11 551	10 478

Operational EBIT per kg (EUR)	1.97	0.58
- of which Markets	0.27	0.07
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	0.0
Exceptional items per kg (EUR)	0.00	0.00

Price achievement/reference price	101%	99%
Contract share	0%	0%
Superior share	88%	86%

Operational EBIT per kg
Operational EBIT amounted to EUR 22.8 million in the first quarter (EUR 6.1 million), which was EUR 1.97 per kg (EUR 0.58). The increase in operational EBIT compared to the first quarter of 2015 is mainly due to improved spot market prices and strengthening of the market currency.

Price and volume development
The North American market for fresh whole Canadian salmon was good in the first quarter, with limited imports of larger sizes in the North American market from Europe, reduced supply from Chile and promotions for the Easter holiday. The average price per lb gutted weight (Urner Barry 10-12 lb) was USD 2.83 per lb, compared to USD 2.49 in the first quarter of 2015. Average prices towards the end of the first quarter of 2016 temporarily reached USD 3.60 per lb.
Price achievement in the first quarter was 1% above the reference price (1% below in the first quarter of 2015). There were no contracts for salmon of Canadian origin in the first quarter of 2016 and 2015. The superior share was 88% in the quarter (86%).

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Harvested volume was 11 551 tonnes gutted weight in the first quarter (10 478 tonnes). The increase in harvest volume compared to the first quarter of 2015 is mainly due to higher biomass at the beginning of the quarter. Production has been at the same level as in the first quarter of 2015.

Costs and operations
Biological costs per kg salmon harvested in the quarter decreased by 1% compared to the first quarter of 2015. Feed costs were on the same level as in the first quarter of 2015, and higher costs related to mitigation of lice have been offset by reduction of other biological costs. In addition, non-seawater costs have been reduced. All in all, full costs for the harvested fish is down compared to the first quarter of 2015, much due to a good biological situation in our Canadian farming operations. However, we expect higher costs going forward.
There was no incident based mortality in the first quarter of either 2016 or 2015.

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Salmon of Chilean origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	-23.9	-11.7

Harvest volume (GWT)	15 384	16 067

Operational EBIT per kg (EUR)	-1.55	-0.73
- of which Markets	0.21	0.37
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-9.5	-5.8
Exceptional items per kg (EUR)	-0.62	-0.36

Price achievement/reference price	95%	112%
Contract share	9%	12%
Superior share	87%	87%

Operational EBIT per kg
Operational EBIT amounted to EUR -23.9 million in the first quarter (EUR -11.7 million) which was EUR -1.55 per kg (EUR -0.73). The main drivers behind the increased loss are costs related to the algal bloom incident in Region X and a more challenging biological situation.

Price and volume development
The Urner Barry reference price for Chilean salmon was up by 7% compared to the first quarter of 2015. However, compared to the fourth quarter of 2015, the reference price was up by as much as 35%, due to the algal bloom incident.

Biological issues adversely affecting average harvest weight and quality caused low spot price achievement. The contract share was 9% in the period, compared to 12% in the first quarter of 2015.

Harvested volume was 15 384 tonnes gutted weight in the first quarter (16 067 tonnes).

Costs and operations
Compared to the first quarter of 2015, costs in our Chilean operations have increased further in the first quarter of 2016. Biological costs increased by 11% due to poor growth as a consequence of challenging biology. Non-seawater costs have increased due to the incident based mortality losses. Operational cost in box was USD 5.35 per kg in the first quarter of 2016.

Incident based mortality losses amounting to EUR 9.5 million were recognized in the first quarter of 2016. The severe algal bloom in February and March caused mass mortality affecting several sites in region X. Incident based mortality losses related to the algal

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bloom amount to EUR 8.4 million in the first quarter of 2016. This amount represents clean-up costs, insurance policy deductibles and other uncovered costs. Other incident based mortality losses in the first quarter of 2016 relate to SRS (Salmonid Rickettsial Septicaemia) in January. In the same quarter prior year, incident based mortality losses of EUR 5.8 million were recognized related to poor performing smolt and culling of poor performing fish.

Restructuring of Marine Harvest Chile
To manage the current situation of biomass lost due to the algal bloom incident described above, as well as poor financial performance, Marine Harvest Chile has initiated a restructuring process to cut costs to become more competitive in the future. For this purpose, management has decided to restructure the business unit and review all costs, all contractors, all suppliers and all job positions in the company. In order to turn Marine Harvest Chile into a profitable company in the long term, a short-term reduction in our Chile operations is required, and Marine Harvest has decided to reduce its workforce in Chile by up to 500 employees. In connection with the restructuring process, Marine Harvest Chile is expected to recognize a write-down of fixed assets of approximately USD 16 million and a restructuring provision of approximately USD 3 million in the second quarter of 2016. Expected savings are approximately USD 8-10 million per year. Lower volumes will negatively impact production costs per kg for the remainder of the year.

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Salmon of Irish origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	-2.6	0.0

Harvest volume (GWT)	1 410	616

Operational EBIT per kg (EUR)	-1.84	-0.06
- of which Markets	0.03	0.01
- of which Consumer Products	0.00	0.03

Exceptional items incl in op. EBIT	-1.8	0.0
Exceptional items per kg (EUR)	-1.25	0.00

Price achievement/reference price	na	na
Contract share	84%	95%
Superior share	87%	92%

Operational EBIT amounted to EUR -2.6 million in the first quarter (EUR 0 million), which was EUR -1.84 per kg (EUR -0.06 per kg).
Achieved prices were 3% higher in the first quarter of 2016 than in the first quarter of 2015.

The cost of harvested fish has increased due to very challenging weather conditions, hampered feeding and biological challenges. Harvest volume was 1 410 tonnes gutted weight (616 tonnes).

Incident based mortality losses in the amount of EUR 1.8 million due to physical damages were recognized in the first quarter (no incident based mortality in the first quarter of 2015).

The appeal period following the issuance of our new license in the South West region has been extended to the end of November 2016. We will therefore not be able to utilize this license in the near term.

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Salmon of Faroese origin

EUR million	Q1 2016	Q1 2015 restated

Operational EBIT	3.9	-0.1

Harvest volume (GWT)	1 664	0

Operational EBIT per kg (EUR)	2.34	0.00
- of which Markets	0.05	0.00
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-0.2	0.0
Exceptional items per kg (EUR)	-0.15	0.00

Price achievement/reference price	105%	0%
Contract share	0%	0%
Superior share	86%	0%

Operation EBIT amounted to EUR 3.9 million (EUR -0.1 million), which was EUR 2.34 per kg. This is the second quarter in a row with harvesting in the Faroe Islands. There was no harvesting in the first three quarters of 2015.

The majority of the harvested salmon in the first quarter of 2016 was sold to Russia at favorable prices.

Mortality losses amount of EUR 0.2 million due to write-down of smolt destined for third parties. Compared to the fourth quarter of 2015, biological costs have increased by 4%, with lice being an important operational concern. Alternative treatment options have been put in place during the quarter.

In the first quarter of 2016, a fee on harvesting revenue was introduced by the authorities in the Faroe Islands. The fee negatively impacts operational EBIT in the quarter by EUR 0.5 million.

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Consumer Products

EUR million	Q1 2016	Q1 2015

Operating revenues	327.3	270.9

Operational EBIT	-0.6	-0.2
Operational EBIT %	-0.2%	-0.1%

Volume sold (tonnes product weight)	30 099	25 814

Exceptional items	0.0	0.0

Volume share salmon	75%	69%
Revenue share salmon	79%	74%

Please note that the operational EBIT for salmon in Consumer Products is also included in the results per country of origin.

Operational EBIT
Operational EBIT for Consumer Products ended at EUR -0.6 million (EUR -0.2 million). The operational EBIT margin was -0.2% (-0.1%). Operational EBIT in the first quarter has been heavily affected by the losses in our plant in Rosyth of EUR 7.7 million. However, underlying operational EBIT has improved in the first quarter of 2016 compared to the same quarter previous year.

Consumer Products has activities in two areas: Fresh and Chilled (smoked). For our Chilled operations, we have seen a significant improvement of operational EBIT compared to the first quarter of 2015. For our Fresh operations in Benelux and France, operational EBIT has decreased somewhat compared to the first quarter of 2015. The negative performance of our Rosyth processing plant in Scotland significantly affects operational EBIT for our Fresh operations.

Price and volume development
Consumer Products’ operating revenues were EUR 327.3 million (EUR 270.9 million). The average price achieved per sold volume in the first quarter increased compared to the corresponding quarter in 2015 for both the Chilled and Fresh operations. For our Fresh operations, the price increase has followed the general increase in raw material prices. For our Chilled operations, the price has increased due to sale of seasonal products with higher prices and successful promotions.

Total volume sold in the first quarter of 2016 was 30 099 tonnes product weight, which is an increase of 17% compared to the first quarter of 2015. The volume has increased for both Chilled and Fresh sales. Salmon sales volume has increased by 28%. Salmon’s share is 75% (69%).

We are experiencing good growth in the German and South European markets. Despite increased prices in France, we continue to see some development in this market. In the UK we are experiencing growth due to full range production for a major retail customer.

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We continue our effort to grow sales through the introduction of new products and through cross-selling of existing products.

Costs and operations
Our Chilled operations were profit-making, while our Fresh operations were loss-making in the first quarter. The losses in our Fresh operations were mainly due to the plant in Rosyth.

Consumer Products	Q1 2016
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	12 481	17 618	30 099
Operational EBIT	-6.9	6.3	-0.6
Operational EBIT per kg (EUR)	-0.55	0.36	-0.02

Consumer Products	Q1 2015
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	9 024	16 790	25 814
Operational EBIT	-0.1	-0.1	-0.2
Operational EBIT per kg (EUR)	-0.01	-0.01	-0.01

Losses in the Rosyth entity in the first quarter were EUR 7.7 million (loss of EUR 1.4 million). Actions have been taken to improve efficiency and yield. However, the coming months will remain challenging for this entity, with a likely loss of approximately EUR 4 million in the second quarter of 2016. We are aiming for break-even during the third quarter of 2016.

For our other Fresh operations, costs are negatively affected by higher raw material costs, as a result of increased salmon prices. Operational EBIT for our Fresh operations amount to EUR -6.9 million in the quarter (EUR -0.1 million), i.e. EUR -0.55 per kg.

In our Chilled (smoked) operations, the contract portfolio has resulted in improved profitability. Operational EBIT for our Chilled operations amounted to EUR 6.3 million in the quarter (EUR -0.1 million), i.e. EUR 0.36 per kg.

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Feed

EUR million	Q1 2016	Q1 2015

Operating revenues	64.5	45.0

Operational EBIT	1.6	2.1
Operational EBIT %	2.5%	4.8%

Feed sold volume	53 807	38 037
Feed produced volume	50 407	36 422

Exceptional items	0	0

Please note that the operational EBIT for Feed is also included in the results per country of origin (currently only Norway).

Operational EBIT
Volumes sold in the first quarter of 2016 were higher than in the first quarter of 2015 mainly due to discontinued third party supply. Operational EBIT was EUR 1.6 million (EUR 2.1 million) in the first quarter of 2016. The operational EBIT margin was 2.5% (4.8%).

Price and volume development
Operating revenues were EUR 64.5 million in the first quarter (EUR 45.0 million). Volumes sold in the first quarter were 53 807 tonnes, compared to 38 037 tonnes in the first quarter of 2015. Volumes sold in the first quarter accounted for 86% of total feed used in our Norwegian farming operations in the first quarter of 2016 (59% in the first quarter of 2015).

The volume increase from the first quarter of 2015 is a result of discontinued third party supply and improved operational efficiency. We continue our efficiency improvement projects and our latest plant upgrades are expected to result in a volume increase which would take the production capacity of the Bjugn plant up to about 310 000 tonnes per year.

Feed prices are set at market terms and benchmarked against third parties. As the largest buyer of salmon feed globally, we are able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.
Costs and operations
Costs in the first quarter have been negatively impacted by quality claims which have caused a short term increase in production costs. Measures have been taken to solve these issues.

Underlying raw material prices have been stable, but actual costs have increased due to currency effects. It is not expected that Peru will return to being a major source of fish meal and fish oil until the second half of 2016 and other sources have therefore been explored. We continue our work to substitute raw materials in order to develop the optimal diets.

Given the significant increase in fish feed self-sufficiency, we target further reduction in the third party share of feed going forward. We have decided that our location for our new feed plant in Scotland is Kyleakin, and have initiated community consultations.

We also continue our production of smolt and broodstock diets to reduce the dependency on third party feed purchases.

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PEOPLE - SAFE AND MEANINGFUL JOBS

The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.

Employee Health and Safety
In the first quarter, the Group recorded 63 Lost Time Incidents (LTIs), which is an increase of 1 from the first quarter of 2015. Measured in LTIs per million hours worked (rolling average), the figure has been stable year-over-year at 11.11 (11.73).

Absenteeism increased to 5.1% in the first quarter of 2016 from 4.9% in the same quarter in 2015.

Restructuring in Marine Harvest Chile
In order to turn Marine Harvest Chile into a profitable company, a short-term reduction in our Chile operations is unavoidable. Marine Harvest has decided to reduce its manning in Chile by up to 500 employees. We are sorry to see staff leaving, but have to ensure the business is sustainable and fit to meet the challenges we face moving forward.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2016 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 11.11. Programs are in place to reduce the number.

Healthy working environment	Absenteeism < 4%	Absenteeism of 5.1% in the quarter.

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PRODUCT - TASTY AND HEALTHY SEAFOOD

We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

Product development efforts continue

Consumer Products in Europe
We continue our branding efforts and are pleased to announce that Laschinger, our Chilled brand in Germany, Austria and Switzerland, has been awarded Top Brand 2016 in the category smoked/marinated fish by the newspaper Lebensmittel Zeitung. We are also glad to see that several of our products were in the finals of the 2016 Seafood Excellence Global Award at the Brussels Seafood Expo. The special price for convenience was awarded to the product Mini Gourmandises, and the special award for retail packaging was given to to our double protection three-web packaging, demonstrated by the product ASC Salmon Traiteur.

Rebel Fish
We also continued our efforts to grow Rebel Fish in the first quarter. The Rebel Fish packaging has undergone a makeover, which made its debut at the 2016 Boston Seafood Show.

Mowi
Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth of 37% compared to the first quarter of 2015.

Skin-packed products in the US
Our fresh skin-packed products in the US market continue the positive development with a growth of almost 50% compared to the fourth quarter of 2015. First quarter sales were approximately 1 330 tonnes product weight for all species combined.

U.S. Dietary Guidelines for Americans praises seafood
The January release of the 2015-2020 U.S. Dietary Guidelines for Americans (DGAs) illustrates a continuous focus by nutrition experts on seafood as a fundamentally important food. Throughout the report seafood is highlighted as an “important source” of nutrients, lauded for its “health benefits” and praised for its role in “reducing risk” of heart disease.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2016 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

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PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. Unfortunately, there were 5 escape incidents in the first quarter: 2 in Norway, 2 in Canada and 1 in Ireland. Approximately 6 900 fish escaped in total (38 500 in the first quarter of 2015); 1 300 in Norway (first quarter of 2015: 30 500), 2 600 in Canada and 3 000 in Ireland. There were no escape incidents in our other regions (first quarter of 2015: 8 000 escaped fish in Chile). The reasons were a combination of human error and an issue with the netting material (Canada) and very challenging weather conditions (Ireland). Remediating actions have been taken. The reasons for the escapes in Norway are yet to be determined.

Fish health
Algal Bloom in Chile: The Northern part of Region X was affected by a severe algal bloom (causative agent Chattonella) in the first quarter of 2016. This alga has been detected several times in the past but on this occasion the abundance was of an unprecedented magnitude, resulting in significant mortality. A rapid increase in seawater temperature is believed to be responsible, likely caused by El Niño. Despite early detection and implementation of mitigation measures these were unable to cope with the rapid development of the bloom.

Pancreas Disease (PD): Two new sites were diagnosed with PD in Norway in the first quarter, compared to none in the first quarter of 2015. There was one new site diagnosed with PD in Scotland and one in Ireland in the first quarter of 2016 (two sites in Ireland in the first quarter of 2015). PD was a cause of reduced survival in Norway, Scotland and Ireland in the first quarter.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans, has been causing Amoebic Gill Disease, and elevated mortality and reduced performance in Scotland and Ireland. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures. Treatments were carried out in several of our farming entities. The Group’s fish health teams and seawater production departments take immediate action when challenges arise.

Infectious Salmon Anaemia (ISA): ISA is not considered a major disease risk in any of our operations by the end of the first quarter. Our monitoring and surveillance continues and we continue to support strict measures to immediately harvest out sites with ISA.

Lice management
Marine Harvest actively works to reduce the sea lice load in all farming units. Canada and region North in Norway reported lower sea lice levels at the end of the first quarter of 2016 than at the corresponding time in 2015. Chile and Regions South, West and Mid in Norway, reported only slight increases compared to the first quarter of 2015, while Scotland and Faroes reported higher sea lice levels than the corresponding period in 2015.

The lice count in Chile is currently controlled by medicines used in rotation, including Salmosan. Extensive commercial testing of non-medicinal tools and approaches continue in collaboration between Marine Harvest's Global R&D and Technical department and operating units.

SRS a growing concern for salmon farming in Chile
Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the past months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is the primary reason for our use of antibiotics in our operations. In the first quarter treatment was carried out at several sites in Chile, and incident based mortality related to SRS was recognized. SRS is currently a major biological concern in Chilean salmon farming. A new vaccine was launched in the first quarter. The industry has positive expectations, but effects in field under commercial conditions are still to be verified.

Medicine use
Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the first quarter, our use of antibiotics was reduced with 66 grams per ton biomass from 170 grams per ton in the first quarter of 2015.

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified by 2020. As of the close of the first quarter of 2016 we had 44 sites certified (35 in Norway, 2 in Scotland, 1 in Ireland, 3 in Canada and 3 in Chile). Several additional sites have been audited and are expected to be certified in 2016. Marine Harvest is taking the lead in ASC implementation and we are committed to

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demonstrate an environmentally responsible development in our organization. For further information regarding sustainability and biological risk management, reference is made to the 2015 Annual Report.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2016 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Five escape incidents and approximately 6 900 fish lost (three incidents with 38 500 fish lost in the first quarter of 2015)

Ensure healthy stocks minimising diseases and losses in the farming activities	Monthly survival rate of at least 99.5% within 2020	Average survival rate in the quarter of 98.7% (compared to 98.9% in the first quarter of 2015)

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Q1|2016

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Restructuring in Marine Harvest Chile
To manage the current situation of biomass lost due to the algal bloom incident, as well as poor financial performance, Marine Harvest Chile has initiated a restructuring process to cut costs to become more competitive in the future. For this purpose, management has decided to restructure the business unit and review all costs, all contractors, all suppliers and all job positions in the company. In order to turn Marine Harvest Chile into a profitable company in the long term, a short-term reduction in our Chile operations is required, and Marine Harvest has decided to reduce its workforce in Chile by up to 500 employees. In connection with the restructuring process, Marine Harvest Chile is expected to recognize a write-down of fixed assets of approximately USD 16 million and a restructuring provision of approximately USD 3 million in the second quarter of 2016. Expected savings are approximately USD 8-10 million per year. Lower volumes will negatively impact production costs per kg for the remainder of the year.

Marine Harvest Norway applies for 14 more development licenses
Marine Harvest has applied for 6 development licenses for testing and development of a new offshore submersible concept called Beck Cage, and 8 development licenses for testing and development of a new closed-end farming concept called Marine Donut. This comes in addition to Marine Harvest's application for 14 development licenses for testing and development of a new closed-end farming composite technology called the Egg, as described in our report for the fourth quarter of 2015. All of these concepts offer advantages to conventional farmed salmon production if successful.
Announced location for our new feed plant
Marine Harvest has announced that our location for the new feed plant in Scotland is Kyleakin, and the process of community consultations has been initiated. The site meets our criteria which includes a central location for our farms, access to a jetty or pier, good road transport links and the availability of power and water supplies at a reasonable cost. The new plant will produce feed for use at our Scottish farms, as well as for Ireland and the Faroes.
Marine Harvest files a complaint against Norway with the ESA
In Marine Harvest’s opinion, the Norwegian levy on fish exports (0.6% of export value) constitutes a violation of the EEA Agreement. The company has therefore filed a complaint against the Norwegian state with the EFTA Surveillance Authority (ESA). In the opinion of Marine Harvest, the way the Norwegian Seafood Council is funded constitutes a state subsidy, which violates the EEA Agreement. The company also considers that the export levy could be an illegal restriction on exports and imports.
Capital Markets Day
Marine Harvest will host a Capital Markets Day on June 1-2 in Bjugn, Norway. In addition to updating the market on the company’s strategy, the program will include site-visits to the feed plant and a farming sea-water site. Site-visits will take place on 1 June and presentations by top management will be held on 2 June. Please contact cmd2016@marineharvest.com with any questions you may have.
Dividend of NOK 1.70 per share
The Board of Directors has decided to pay out a quarterly dividend of NOK 1.70 per share to the shareholders in the form of repayment of paid in capital.

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OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

With record high salmon prices in Europe and Asia the quarterly operational result was strong. Salmon prices in the Americas have also improved which has contributed to strong earnings from Marine Harvest Canada. However, the algal bloom incident in Chile caused both operational and financial headwinds. Underlying operational improvements continue in Consumer Products, yet the increasing raw material cost and losses at the Rosyth plant have negatively impacted earnings.

Farming Norway delivered a good result in the quarter. An important part of Marine Harvest’s strategy is to engage in sales contracts with leading retailers and foodservice clients. The price achievement in the quarter was negatively impacted by the contracts in a market with rising spot prices. However, the sales contract structure has enabled the market to develop and grow. Contract provisions have significantly improved the logistic chain and distribution efficiency. Marine Harvest’s comprehensive portfolio of sales contracts continue to stimulate consumer demand but also provide stability in earnings. In light of the current favorable market dynamics, the Board expects existing sales contracts to continue to roll-over on improved prices going forward.

Biological challenges in relation to sea lice continue across many farming areas globally and the Board expects Marine Harvest to focus particularly on overcoming this challenge going forward. The company’s lice management strategy is evolving to improve this issue. Key initiatives include keeping the adult female sea lice level low in all pens, counting lice weekly, treating pens which exceed 0.2 adult female sea lice and the extensive use of cleanerfish. The organization’s focus on employing non-medicinal tools and sharing of best practice will continue. The Board is also positive to test new technologies and farming approaches. Marine Harvest has applied for several development licenses through multiple different concepts including the Egg, Beck Cage and Marine Donut. Such development licenses may contribute to move the industry forward in a sustainable and responsible way.

Marine Harvest Chile experienced a significant setback in the first quarter through the algal bloom incident. Marine Harvest operations have been significantly affected and harvest volumes for 2016 have been revised down. Logistics and processing requirements will naturally be impacted. A restructuring plan of Marine Harvest Chile has been initiated and changes will be implemented in the second quarter. Marine Harvest will continue to advocate for stronger regulations of the fish farming industry in Chile as well as continued consolidation. This should enable the transformation of Chilean fish farming into a sustainable industry with improved biology, sound financial results and safe jobs.

The Board is encouraged by the rising salmon prices in the Americas. This has been particularly positive for Marine Harvest Canada. In combination with stable cost and sound operational management, Marine Harvest Canada was the farming unit with the best EBIT per kg in the quarter except from Marine Harvest Faroes. Marine Harvest’s global farming strategy and scale shows its strength and flexibility when market opportunities emerge and salmon prices adjust to new supply fundamentals.

The Board is disappointed with the situation at our processing plant in Rosyth and management changes have been implemented. Execution of the recovery plan is vital, however, the Board is pleased to note the excellent customer relationship being maintained through this challenging start-up period. The underlying improvements within other entities of Consumer Products are positive. Many of the Chilled and Fresh business lines continue to deliver improved earnings in spite of significant increase in raw material prices. Many operational processes and routines have been improved in the last year and the Board expects further improvements in the periods to come.

2016 is another important year for Marine Harvest in terms of investments across the value chain to support sustainable growth. Such investments are expected to yield good returns and will increase productivity across the Business Areas. Marine Harvest Feed has identified the location of the new feed plant in Scotland at Kyleakin. The rationale of building a new feed plant in Scotland is consistent with the ambition for Marine Harvest of being a fully integrated protein company.

The market balance for 2016 is expected to be tighter than previously expected due to the recent algal bloom in Chile. Global supply growth is forecast to decline by approximately 7% in 2016 by Kontali Analyse. The magnitude of the supply contraction is unprecedented. Year to date the salmon price has been at historical high levels in Europe and Asia. Demand for salmon is strong across several key markets. The 12 month NASDAQ forward price continues to increase to new record levels. The current forward price for the next 12 months is currently EUR 5.9 per kg (NOK 56 per kg).

A quarterly dividend of NOK 1.70 per share will be issued under the authorization granted by the Annual General Meeting. The dividend will be distributed in the form of repayment of paid in capital.

© Marine Harvest Group	30

Q1|2016

SUMMARY YEAR TO DATE

Please refer to Highlights from the first quarter of 2016 (year to date) on page 2 of this report.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2015 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo, May 10, 2016
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Leif Frode Onarheim	Cecilie Fredriksen	Ørjan Svanevik
CHAIRMAN OF THE BOARD	VICE CHAIRMAN OF THE BOARD

Heléne Vibbleus	Lisbet K. Nærø

Lars Eirik Hestnes	Stein Mathiesen	Kjellaug Samland	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

© Marine Harvest Group	31

Q1|2016

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2015, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

© Marine Harvest Group	32

Q1|2016

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

The figures for the first quarter of 2015 are restated to include the Group's Chilean and US operations. Please refer to Note 2 for further information.
Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016. Please refer to Note 13 for further information.

Unaudited, in EUR million	Note	Q1 2016	Q1 2015	2015

Revenue	4	804.8	736.5	3 112.4

Cost of materials		-443.0	-404.0	-1 770.3
Fair value uplift on harvested fish	5	-166.3	-128.0	-457.6
Fair value adjustment on biological assets	5	254.3	54.8	467.7
Salaries and personnel expenses		-109.7	-105.0	-427.1
Other operating expenses		-105.2	-102.1	-443.2
Depreciation and amortization		-35.8	-34.4	-139.8
Onerous contract provisions		-14.1	9.6	-0.7
Restructuring cost		-2.5	0.1	-15.2
Other non-operational items		0.0	0.0	2.4
Income from associated companies		10.3	1.4	23.4
Impairment losses		-0.1	0.1	-6.8

Earnings before financial items (EBIT)		192.7	29.0	345.3

Interest expenses	7	-11.9	-16.6	-46.5
Net currency effects	7	-1.0	49.7	4.2
Other financial items	7	-15.5	-9.3	-52.9

Earnings before tax		164.4	52.8	250.1

Income taxes		-36.4	-13.0	-91.6

Earnings for the period, continued operations		128.0	39.9	158.5

Profit from discontinued operations, net of tax		0.0	-0.1	-0.2

Profit or loss for the period		128.0	39.7	158.3

Other comprehensive income
Change in fair value of cash flow hedges		0.0	-1.2	-3.6
Income tax effect fair value of cash flow hedges		0.0	0.0	1.0
Currency translation differences		3.1	74.1	-54.4
Currency translation differences non-controlling interests		0.0	0.1	0.1

Items to be reclassified to P&L in subsequent periods:		3.1	73.0	-57.0

Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	-0.9
Other gains and losses in comprehensive income		-3.8	-0.4	2.1

Items not to be reclassified to profit and loss:		-3.8	-0.4	1.2

Other comprehensive income, net of tax		-0.7	72.6	-55.8

Total comprehensive income in the period		127.3	112.3	102.5

Profit or loss for the period attributable to
Non-controlling interests		0.0	0.1	0.1
Owners of Marine Harvest ASA		128.0	39.6	158.2

Comprehensive income for the period attributable to
Non-controlling interests		0.0	0.2	0.1
Owners of Marine Harvest ASA		127.3	112.1	102.4

Basic and diluted earnings per share (EUR)	8	0.28	0.06	0.36
Dividend declared and paid per share (EUR)		0.15	0.14	0.58

© Marine Harvest Group	33

Q1|2016

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in EUR million	Note	31.03.2016	31.12.2015	31.03.2015

ASSETS

Licenses		738.4	746.6	772.1
Goodwill		261.9	259.0	276.2
Deferred tax assets		9.4	11.5	17.8
Other intangible assets		27.6	27.6	19.1
Property, plant and equipment		952.4	963.7	984.8
Investments in associated companies		129.8	123.9	114.4
Other shares and other non-current assets		3.1	2.5	34.3

Total non-current assets		2 122.7	2 134.9	2 218.7

Inventory		268.7	277.7	273.3
Biological assets	5	1 166.3	1 140.2	1 108.6
Current receivables		599.1	569.8	468.5
Cash		94.9	71.8	66.7

Total current assets		2 129.0	2 059.4	1 917.0

Asset held for sale		1.8	1.8	0.9

Total assets		4 253.5	4 196.1	4 136.6

EQUITY AND LIABILITIES

Equity		1 951.7	1 894.7	2 112.5
Non-controlling interests		0.9	0.9	2.0

Total equity		1 952.7	1 895.6	2 114.5

Deferred tax liabilities		399.4	391.8	392.5
Non-current interest-bearing debt		1 054.9	1 071.4	933.0
Other non-current liabilities		254.8	221.5	122.7

Total non-current liabilities		1 709.1	1 684.6	1 448.1

Current interest-bearing debt		0.1	0.2	0.2
Other current liabilities		591.6	615.7	573.8

Total current liabilities		591.8	615.9	574.0

Total equity and liabilities		4 253.5	4 196.1	4 136.6

© Marine Harvest Group	34

Q1|2016

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2016	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2016	351.8	1 075.9		6.1	160.4	300.4		1 894.7	0.9	1 895.6
Comprehensive income
Profit						128.0		128.0		128.0
Other comprehensive income					-3.6	2.9		-0.7		-0.7
Transactions with owners
Share based payment				-3.2				-3.2		-3.2
Sale of non-controlling interests
Bond conversion
Repayment of paid in capital		-67.0						-67.0		-67.0
Treasury shares
Total equity end of period	351.8	1 008.9	0.0	2.9	156.8	431.3		1 951.7	0.9	1 952.7

2015	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2015	342.9	1 051.0	2.7	3.4	73.6	164.6		1 638.1	1.8	1 639.9
Comprehensive income
Profit						158.2		158.2	0.1	158.3
Other comprehensive income			-2.7		86.8	-140.0		-55.8	0.1	-55.8
Translation effect *)	-24.4	-92.5		-0.2		85.1	32.0	0.0		0.0
Transactions with owners
Share based payment				2.9				2.9		2.9
Sale of non-controlling interests									-1.0	-1.0
Bond conversion	33.3	373.4						406.7		406.7
Repayment of paid in capital		-255.9						-255.9		-255.9
Treasury shares						0.5		0.5		0.5
Total Equity 12/31/2015	351.8	1 075.9	0.0	6.1	160.4	268.4	32.0	1 894.7	0.9	1 895.6

*) As described in Note 13, presentation currency for the group has been changed to EUR from January 1 2016, with retrospective effect on comparative figures to the extent practicable. Equity per January 1, 2015 has been translated to EUR using the EUR/NOK closing rate applicable for the same date. As a result, a translation effect occurs on each component of equity. In addition, a translation effect will occur in the comprehensive income as a result of different exchange rates used in the financial position and the comprehensive income. Translation effect related to comprehensive income is shown as a separate item in the statement of change in equity for 2015. As of January 1, 2016 this translation effect is included in the opening balance of other equity reserves.

© Marine Harvest Group	35

Q1|2016

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in EUR million	Q1 2016	Q1 2015	2015

Earnings before taxes (EBT)	164.4	52.8	250.1

Interest expense	11.9	16.6	46.5
Currency effects	1.0	-49.7	-4.2
Other financial items	15.5	9.3	52.9
Net fair value adjustment and onerous contracts	-73.9	63.6	-9.3
Income/loss from associated companies	-10.3	-1.4	-23.4
Depreciation and impairment losses	35.9	34.3	146.6
Change in working capital	34.5	-45.6	-146.2
Taxes paid	-26.0	-15.2	-68.3
Restructuring and other non-operational items	-2.6	-3.0	-9.8
Other adjustments	-0.3	-0.2	-1.5

Cash flow from operations	150.1	61.6	233.3

Proceeds from sale of fixed assets	0.2	1.8	5.5
Payments made for purchase of fixed assets	-41.2	-60.3	-215.8
Proceeds from associates and other investments	0.0	1.1	44.0
Purchase of shares and other investments	-0.8	-0.1	-22.0

Cash flow from investments	-41.8	-57.5	-188.3

Proceeds/redeemed from/to convertible bond	0.0	-36.6	318.2
Proceeds from new interest-bearing debt	0.0	17.9	93.0
Down payment of interest-bearing debt	-7.3	-0.9	-224.7
Net interest and financial items paid	-4.7	-14.0	-39.5
Realized currency effects	-7.1	-5.8	-15.9
Repayment of paid in capital	-67.0	-56.5	-255.9
Other financing items	0.0	0.0	0.5

Cash flow from financing	-86.1	-95.9	-124.4

Change in cash in the period	22.3	-91.7	-79.4
Cash - opening balance 1)	60.1	133.2	133.2
Currency effects on cash - opening balance	-0.4	7.5	6.4

Cash - closing balance 1)	82.0	49.0	60.1

1) Excluded restricted cash

© Marine Harvest Group	36

Q1|2016

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2015 (as published on the OSE on April 1, 2016, and as filed publicly with the SEC on April 1, 2016). No new standards have been applied in 2016.

In the report for the first quarter of 2015 published April 29, 2015, our Chilean and US operations were presented as discontinued operations according to IFRS 5. After the merger process between Marine Harvest Chile and AquaChile was terminated, the figures for the first quarter of 2015 were restated in the report for the second quarter of 2015. The restated figures include Marine Harvest Chile and Marine Harvest USA as continued operations. In the report for the first quarter of 2016, the restated figures have been applied.

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016, with retrospective application on comparative figures. Please refer to Note 13 for more details. Functional currency for Marine Harvest ASA has also been changed from NOK to EUR from January 1, 2016.

There are no policy changes other than the change in presentation currency.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of risk factors: Operational risks, strategic risk, reporting risk and compliance risk. The Risk Management section in the 2015 Annual Report contains a detailed description of risks and mitigation actions.

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Q1|2016

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
Q1 2016
External revenue	2.0	23.3	463.8	318.6	1.8	0.0	809.5
Internal revenue	62.5	486.4	146.3	8.7	5.4	-709.2	0.0
Operational revenue	64.5	509.7	610.0	327.3	7.2	-709.2	809.5
Change in unrealized sales salmon derivatives	0.0	-3.1	0.0	0.0	-5.3	3.7	-4.7
Revenue in profit and loss	64.5	506.6	610.0	327.3	1.9	-705.5	804.8
Operational EBITDA	3.8	116.3	19.6	4.9	3.0	0.0	147.7
Operational EBIT	1.6	90.4	18.6	-0.6	1.9	0.0	111.9
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	3.0	3.0
Change in unrealized salmon derivatives	0.0	-3.5	0.0	3.5	-3.8	0.0	-3.8
Fair value adjustment on biological assets	-0.3	256.0	0.0	0.0	-1.3	0.0	254.3
Fair value uplift on harvested fish	0.0	-166.1	0.0	0.0	-0.2	0.0	-166.3
Onerous contract provisions	0.0	-14.1	0.0	0.0	0.0	0.0	-14.1
Restructuring cost	0.0	-2.5	0.0	0.0	0.0	0.0	-2.5
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	10.3	0.0	0.0	0.0	0.0	10.3
Impairment losses	0.0	0.0	0.0	-0.1	0.0	0.0	-0.1
EBIT	1.3	170.4	18.6	2.8	-3.3	3.0	192.7

Q1 2015
External revenue	0.1	10.7	462.9	259.9	1.6	0.0	735.3
Internal revenue	44.9	442.5	80.2	11.0	10.1	-588.7	0.0
Operational revenue	45.0	453.3	543.2	270.9	11.6	-588.7	735.3
Change in unrealized sales salmon derivatives	0.0	2.3	0.0	0.0	1.2	-2.3	1.2
Revenue in profit and loss	45.0	455.6	543.2	270.9	12.8	-591.0	736.5
Operational EBITDA	4.3	99.9	19.1	5.6	0.7	0.0	129.7
Operational EBIT	2.1	75.2	18.3	-0.2	-0.1	0.0	95.3
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	1.2	1.2
Change in unrealized salmon derivatives	0.0	2.3	0.0	-2.3	-5.5	0.0	-5.5
Fair value adjustment on biological assets	0.0	55.1	0.0	0.0	-0.3	0.0	54.8
Fair value uplift on harvested fish	0.0	-128.0	0.0	0.0	0.0	0.0	-128.0
Onerous contract provisions	0.0	9.6	0.0	0.0	0.0	0.0	9.6
Restructuring cost	0.0	0.1	0.0	0.0	0.0	0.0	0.1
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	1.4	0.0	0.0	0.0	0.0	1.4
Impairment losses	0.0	0.0	0.0	0.1	0.0	0.0	0.1
EBIT	2.1	15.7	18.3	-2.4	-6.0	1.2	29.0

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Q1|2016

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
2015
External revenue	3.1	88.3	1 894.8	1 128.4	6.5	0.0	3 121.1
Internal revenue	317.0	1 822.7	379.7	35.8	39.9	-2 595.2	0.0
Operational revenue	320.1	1 911.0	2 274.5	1 164.2	46.4	-2 595.2	3 121.1
Change in unrealized sales salmon derivatives	0.0	-10.2	-0.7	0.0	-8.0	10.2	-8.7
Revenue in profit and loss	320.1	1 900.8	2 273.8	1 164.2	38.4	-2 584.9	3 112.4
Operational EBITDA	30.5	339.1	68.9	42.9	5.1	0.0	486.6
Operational EBIT	21.5	238.5	65.5	19.6	1.7	0.0	346.8
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-2.2	-2.2
Change in unrealized salmon derivatives	0.0	-10.2	-0.7	10.2	-11.8	0.0	-12.5
Fair value adjustment on biological assets	0.0	480.4	0.0	0.0	-12.7	0.0	467.7
Fair value uplift on harvested fish	0.0	-457.1	0.0	0.0	-0.4	0.0	-457.6
Onerous contract provisions	0.0	-0.7	0.0	0.0	0.0	0.0	-0.7
Restructuring cost	0.0	-9.3	0.0	-4.7	-1.2	0.0	-15.2
Other non-operational items	0.0	2.4	0.0	0.0	0.0	0.0	2.4
Income from associated companies	0.0	23.6	0.0	-0.2	0.0	0.0	23.4
Impairment losses	0.0	-4.4	0.0	-1.3	-1.1	0.0	-6.8
EBIT	21.5	263.0	64.8	23.7	-25.5	-2.2	345.3

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Q1|2016

Note 5 BIOLOGICAL ASSETS

EUR million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q1 2016	-119.8	-11.3	-16.4	-14.7	-4.1	-166.3
Q1 2015	-109.8	-5.5	-7.9	-4.0	-0.8	-128.0
YTD Q1 2016	-119.8	-11.3	-16.4	-14.7	-4.1	-166.3
YTD Q1 2015	-109.8	-5.5	-7.9	-4.0	-0.8	-128.0

Fair value adjustment on biological assets in the statement of comprehensive income
Q1 2016	138.4	18.7	42.4	47.3	7.6	254.3
Q1 2015	15.1	12.0	9.6	8.0	10.1	54.8
YTD Q1 2016	138.4	18.7	42.4	47.3	7.6	254.3
YTD Q1 2015	15.1	12.0	9.6	8.0	10.1	54.8

Volumes of biomass in sea (1 000 tonnes)
31.03.2016						243.4
31.12.2015						275.4

Fair value adjustment on biological assets in the statement of financial position

31.03.2016
Fair value adjustment on biological assets	259.2	23.8	46.2	3.5	3.6	336.3
Biomass at cost*						830.0
Total biological assets						1 166.3

31.12.2015
Fair value adjustment on biological assets	236.5	17.9	19.0	-29.5	0.3	244.3
Biomass at cost*						895.9
Total biological assets						1 140.2

Reconciliation of changes in carrying amount of biological assets

Carrying amount 01.01.2016						1 140.2
Cost to stock						276.7
Change in fair value						254.3
Fair value adjustment on harvested biomass						-166.3
Mortality for fish in sea						-30.5
Cost of harvested fish						-309.4
Currency translation differences						1.3

Total carrying amount of biological assets as of 31.03.2016						1 166.3

Price sensitivities effect on fair value - (salmon only)

The sensitivities are calculated based on a EUR 1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	11.6	1.5	2.4	1.1	0.9	17.4
* Includes costs related to seawater, freshwater and broodstock

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Note 6 EXCEPTIONAL ITEMS

EUR million	Q1 2016
Sea lice mitigation MH Norway	15.5
Incident based mortality MH Norway	2.6
Incident based mortality MH Scotland	-0.2
Incident based mortality MH Canada	0.0
Incident based mortality MH Chile	9.5
Incident based mortality MH Faroes	0.2
Incident based mortality MH Ireland	1.8
Exceptional items in operational EBIT	29.5

Note 7 FINANCIAL ITEMS

EUR million	Notes	Q1 2016	Q1 2015	2015

Net interest expenses		-11.9	-16.6	-46.5

Net currency effect on long term positions		-2.0	49.9	8.7
Net currency effects on short term positions		-11.2	-8.5	7.1
Net currency effects on short term currency hedges		13.1	9.4	-1.1
Net currency effects on long term currency hedges		-0.9	-1.1	-10.6
Net currency effects		-1.0	49.7	4.2

Change in fair value financial instruments		18.0	-20.8	-0.5
Change in fair value conversion liability component of convertible bonds	9	-33.3	-0.7	-65.6
Net other financial items		-0.1	12.2	13.2
Other financial items		-15.5	-9.3	-52.9

Total financial items		-28.4	23.8	-95.2

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes.

Average diluted number of shares is affected by the share price bonus call options to senior executives.

The conversion liability component on the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS. The conversion liability component on the 2015 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not been calculated.

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Note 9 CONVERTIBLE BONDS

EUR million
	Statement of financial position			Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability components		Net interest expenses	Other financial items
		2014-bond	2015-bond
Initial recognition
EUR 375 mill 2014-bond	309.8	59.0
EUR 340 mill 2015-bond	283.1		51.6

Subsequent measurement

Recognized 2014 and 2015
Interest effects	21.5			-26.9
Change in fair value of conversion liability components		87.1	11.8		-98.9
Net recognized 2014 and 2015				-26.9	-98.9

Recognized 2016
Q1 2016
Coupon interest				-0.9
Amortized interest	5.7			-5.7
Change in fair value of conversion liability components		26.1	7.3		-33.3

Net recognized end of period	620.1	172.2	70.7	-6.7	-33.3

The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current financial liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	EUR million	Share capital	Other paid in capital
Share Capital
Issued at the beginning of 2016	450 085 652		351.8	1 075.9
New shares issued
Repayment of paid in capital				-67.0
Issued at the end of period	450 085 652		351.8	1 008.9

Treasury Shares				Cost
Treasury shares at the beginning of 2016
Treasury shares purchased in the period	594 621			8.2
Treasury shares sold in the period	-594 621			-8.2
Treasury shares end of period	0			0

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Note 11 SHAREHOLDERS

Major shareholders as of 31.03.2016 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	79 551 603	17.67%
Folketrygdfondet	37 890 450	8.42%
Clearstream Banking S.A.	20 946 806	4.65%
State Street Bank and Trust Co.	14 544 477	3.23%
State Street Bank and Trust Co.	8 853 296	1.97%
Citibank N.A.	8 582 718	1.91%
State Street Bank & Trust Co.	8 162 101	1.81%
Euroclear Bank S.A./N.V. ('BA')	7 440 703	1.65%
Jupiter European Fund	7 394 000	1.64%
J.P. Morgan Chase Bank, N.A, London	6 908 974	1.54%
Invesco Funds	6 207 783	1.38%
J.P Morgan Chase Bank, N.A.	6 046 917	1.34%
J.P. Morgan Bank Luxembourg S.A.	5 907 500	1.31%
J.P Morgan Chase Bank, N.A.	4 609 716	1.02%
Periscopus AS	4 000 000	0.89%
J.P. Morgan Chase Bank, N.A, London	3 871 776	0.86%
The Bank Of New York Mellon SA/NVT	3 489 085	0.78%
J.P. Morgan Chase Bank, N.A, London	3 460 827	0.77%
Verdipapirfondet DNB Norge (IV)	3 278 430	0.73%
KLP Aksjenorge Indeks	3 161 860	0.70%
Total 20 largest shareholders	244 309 022	54.28%
Total other	205 776 630	45.72%
Total number of shares 31.03.2016	450 085 652	100%

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

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Note 13 PRESENTATION CURRENCY

The Group changed its presentation currency from NOK to EUR from January 1, 2016, with retrospective application on comparative figures according to IAS 8 and IAS 21 to the extent practicable. The change was made to reflect that EUR is the predominant currency in the Group, accounting for more than 50% of net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. The change will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing.

Comparison figures in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions. The re-presentation of the statement of cash flow impacts the classification between currency translation adjustments and other components of cash flow.

The different components of assets and liabilities in EUR correspond to the amount published in NOK translated at the EUR/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency has not impacted the measurement of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios. However, ratios that combine elements of profit and loss and the statement of financial position, may change when recalculated in EUR as a result of different currency rates being applied to elements of profit and loss (currency rates at the date of the transactions) and the statement of financial position (closing rates) respectively.

Translation adjustments and cumulative translation adjustments have been presented as if the Group had used EUR as the presentation currency also for the comparative figures. The recalculation of currency translation adjustments in EUR has an impact on the allocation of equity for comparable periods, between currency translation adjustments and other components of equity. These effects are described in the consolidated statement of changes in equity. The Group has no material effects relating to reclassification of accumulated currency translation adjustments from equity to profit and loss in the comparative figures.

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